                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                 AMENDMENT NO. 5
                                       TO
                                   SCHEDULE TO
                                 (RULE 14d-100)
       TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            WHITEHALL JEWELLERS, INC.
                            (Name of Subject Company)

                              JWL ACQUISITION CORP.
                            NEWCASTLE PARTNERS, L.P.
                       (Names of Filing Persons--Offeror)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)
                          -----------------------------

                                    965063100
                      (CUSIP Number of Class of Securities)

                                 MARK E. SCHWARZ
                                 MANAGING MEMBER
                            NEWCASTLE PARTNERS, L.P.
                         300 Crescent Court, Suite 1110
                               Dallas, Texas 75201
                                 (214) 661-7474
                                 --------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                   COPIES TO:
                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300

--------------------------------------------------------------------------------
    TRANSACTION VALUATION*                             AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
          $22,117,222                                          $2,367
--------------------------------------------------------------------------------

*    Estimated  for  purposes  of  calculating  the  amount of filing  fee only.
     Transaction value derived by multiplying  14,744,815 (the maximum number of shares of common  stock of subject  company  estimated  to be  acquired  by
     Offeror) by $1.50 (the purchase price per share offered by Offeror).
**   The amount of the filing fee,  calculated in  accordance  with Rule 0-11 of the Securities and Exchange Act of 1934, as amended,  and Fee Rate Advisory
     No.  5 for  fiscal  year  2006,  equals  $107.00  per  million  dollars  of transaction value. The filing fee was previously paid.

|X|  Check box if any part of the fee is offset as provided  by Rule  0-11(a)(2)
     and identify the filing with which the offsetting fee was previously  paid.
     Identify the previous filing by registration  statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid:    $1,533      Filing Party: Newcastle Partners, L.P.
  Form or Registration No.:  SC TO-T     Date Filed:   December 5, 2005
  Amount Previously Paid:    $834        Filing Party: Newcastle Partners, L.P.
  Form or Registration No.:  SC TO-T     Date Filed:   January 4, 2006

  |_| Check the box if the filing relates  solely to preliminary  communications made before the commencement of a tender offer.

      Check the appropriate  boxes below to designate any  transactions to which the statement relates:
      |X|    third-party tender offer subject to Rule 14d-1.
      |_|    issuer tender offer subject to Rule 13e-4.
      |_|    going-private transaction subject to Rule 13e-3.
      |_|    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer. |_|

ITEMS 1 THROUGH 9, AND ITEM 11.

         This  Amendment  No. 5 to Tender Offer  Statement on Schedule TO amends and supplements the statement  originally filed on December 5, 2005, as amended, by Newcastle  Partners,  L.P., a Texas limited partnership  ("Parent"),  and JWL
Acquisition Corp. (the "Purchaser"),  a Delaware  corporation and a wholly owned subsidiary of Parent.  This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share, and the associated  preferred stock purchase  rights  (together,  the "Shares"),  of
Whitehall Jewellers,  Inc., a Delaware corporation (the "Company"), at $1.50 per
Share, net to the seller in cash,  without interest,  upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 5, 2005, as amended  (the "Offer to  Purchase"),  and in the related  Letter of  Transmittal
(which,  together  with any  amendments  or  supplements  thereto,  collectively constitute the "Offer").  The information set forth in the Offer to Purchase and the related  Letter of  Transmittal  is  incorporated  herein by reference  with respect to Items 1 through 9 and 11 of this Schedule TO.

ITEM 10.    FINANCIAL STATEMENTS.

         Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

         On January 5, 2006, Newcastle Partners,  L.P. and JWL Acquisition Corp.
filed a complaint (the  "Complaint") in the United States District Court for the
Southern District of New York against Whitehall Jewellers,  Inc.  ("Whitehall"),
Prentice Capital Management,  L.P.  ("Prentice") and Holtzman  Opportunity Fund,
L.P. ("Holtzman").  The Complaint alleges that Whitehall,  Prentice and Holtzman have engaged in a series of violations of the federal securities laws, including violations  of tender  offer  rules and  regulations.  Among other  things,  the
Complaint  alleges that  Prentice and Holtzman  have been  secretly  acquiring a control  block of shares,  without  disclosing  their  plans and  purchases,  in violation of Section 13(d) and Section 14(d) of the  Securities  Exchange Act of
1934, as amended (the "Exchange Act"). According to the Complaint,  Prentice and
Holtzman have engaged in a de facto tender offer,  under which a select group of shareholders  are being  offered a  substantial  premium  to market  prices as a coercive device to pressure them to tender their shares.

         The Complaint further alleges that Whitehall has violated federal proxy laws by failing to disclose the  activities  of Prentice and Holtzman in support of the proposals  submitted by Whitehall  management  for  consideration  at the special  meeting of  shareholders  scheduled  for January 19, 2006 (the "Special
Meeting").

         The  Complaint  also  alleges  that  Whitehall  has  violated  Delaware corporate law by favoring  Prentice and Holtzman in the auction now underway for control of  Whitehall.  The Board of Whitehall  has tilted the playing field the
Compliant asserts by invoking Whitehall's "poison pill" against Newcastle, while waiving this  protective  device  against  Prentice.  Whitehall's  waiver of the poison  pill is  effectively  permitting  Prentice  to  purchase  control,  with selected  shareholders  receiving a controlled  premium.  The Complaint  further alleges that the proxy is false and  misleading  for  asserting  that a majority vote at the Special  Meeting  will be  sufficient  to approve the reverse  stock
split  proposed  by  Whitehall   management.   Rather,  the  Complaint  seeks  a
declaration that, under Whitehall's  charter,  75% of the outstanding  shares is required.

         As relief for these alleged violations, the Complaint seeks declaratory and injunctive relief, including, among other things:

         (a) to enjoin  defendants from violating  Section 14(a) of the Exchange
Act and the rules and regulations promulgated thereunder;

         (b) to enjoin  defendants from proceeding with any proxy  solicitation, or attempting  to exercise or utilize in any manner any written proxy  delivered to defendants, until such time as defendants have complied with all requirements of the Exchange Act, including,  without limitation the filing of a complete and accurate Schedule 14A and compliant definitive proxy materials;

         (c) to enjoin  defendants from violating  Section 13(d) of the Exchange
Act and the rules and regulations promulgated thereunder;

         (d) to enjoin  defendants from proceeding with any proxy  solicitation, or attempting  to exercise or utilize in any manner any written proxy  delivered to defendants, until such time as defendants have complied with all requirements of the Exchange Act, including,  without limitation the filing of a complete and accurate Schedule 13D and compliant definitive proxy materials;

         (e) to  enjoin  Whitehall  from  invoking  the  "poison  pill"  against plaintiffs;

         (f) to enjoin  Whitehall  from engaging in a violation of Section 14(d)
of the Exchange Act by  purchasing  shares  without  complying  the tender offer rules; and

         (g) to declare that under  Whitehall's  charter any reverse stock split requires approval by a vote of 75% of Whitehall's shareholders.

ITEM 12.    EXHIBITS.

(a)(1)(i)    Offer to Purchase dated December 5, 2005.*

(a)(1)(ii)   Form of Letter of Transmittal.*

(a)(1)(iii)  Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)   Form  of  Letter  to  Brokers,  Dealers,  Commercial  Banks,  Trust
             Companies and Other Nominees.*

(a)(1)(v)    Form of Letter to Clients for use by Brokers,  Dealers,  Commercial
             Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)   Guidelines for Certification of Taxpayer  Identification  Number on
             Substitute Form W-9.*

(a)(1)(vii)  Form of summary advertisement, dated December 5, 2005.*

(a)(5)(i)    Text of press release issued by Parent, dated November 29, 2005.*

(a)(5)(ii)   Text of press release issued by Parent, dated December 5, 2005.*

(a)(5)(iii)  Letter sent by Parent to Chairman of the Special  Committee  of the
             Board of Directors of the Company, dated December 20, 2005.*

(a)(5)(iv)   Letter  sent  by  Parent  to  Stockholders  of the  Company,  dated
             December 28, 2005.*

(a)(5)(v)    Text of press release issued by Parent, dated January 4, 2006.*

(a)(5)(vi)   Text of press release issued by Parent, dated January 5, 2006.

(b)          Not applicable.

(c)          Not applicable.

(d)          Joint  Filing  Agreement  by and among  Newcastle  Partners,  L.P.,
             Newcastle  Capital  Management,   L.P.,  Newcastle  Capital  Group,
             L.L.C., Mark E. Schwarz,  Steven J. Pully and John P. Murray, dated
             November 29, 2005.*

(e)          Not applicable.

                                       2

(f)          Not applicable.

(g)          Not applicable.

(h)          Not applicable.

----------------
*Previously filed

                                       3

                                    SIGNATURE

      After due inquiry and to the best of my  knowledge  and belief,  I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 5, 2006

                                          NEWCASTLE PARTNERS, L.P.

                                          By: Newcastle Capital Management, L.P.
                                              its General Partner
                                          By: Newcastle Capital Group, L.L.C.
                                              its General Partner

                                          By: /s/ Mark E. Schwarz
                                              --------------------------------
                                          Name: Mark E. Schwarz
                                          Title: Managing Member

                                          JWL ACQUISITION CORP.

                                          By: /s/ John P. Murray
                                             ---------------------------------
                                          Name: John P. Murray
                                          Title: President and Secretary

                                       4

                                  EXHIBIT INDEX

(a)(1)(i)    Offer to Purchase dated December 5, 2005.*

(a)(1)(ii)   Form of Letter of Transmittal.*

(a)(1)(iii)  Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)   Form  of  Letter  to  Brokers,  Dealers,  Commercial  Banks,  Trust
             Companies and Other Nominees.*

(a)(1)(v)    Form of Letter to Clients for use by Brokers,  Dealers,  Commercial
             Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)   Guidelines for Certification of Taxpayer  Identification  Number on
             Substitute Form W-9.*

(a)(1)(vii)  Form of summary advertisement, dated December 5, 2005.*

(a)(5)(i)    Text of press release issued by Parent, dated November 29, 2005.*

(a)(5)(ii)   Text of press release issued by Parent, dated December 5, 2005.*

(a)(5)(iii)  Letter sent by Parent to Chairman of the Special  Committee  of the
             Board of Directors of the Company, dated December 20, 2005.*

(a)(5)(iv)   Letter  sent  by  Parent  to  Stockholders  of the  Company,  dated
             December 28, 2005.*

(a)(5)(v)    Text of press release issued by Parent, dated January 4, 2006.*

(a)(5)(vi)   Text of press release issued by Parent, dated January 5, 2006.

(b)          Not applicable.

(c)          Not applicable.

(d)          Joint  Filing  Agreement  by and among  Newcastle  Partners,  L.P.,
             Newcastle  Capital  Management,   L.P.,  Newcastle  Capital  Group,
             L.L.C., Mark E. Schwarz,  Steven J. Pully and John P. Murray, dated
             November 29, 2005.*

(e)          Not applicable.

(f)          Not applicable.

(g)          Not applicable.

(h)          Not applicable.

----------------
*Previously filed

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